

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2020

Jeffrey Rutherford
Chief Financial Officer
Diebold Nixdorf, Incorporated
5995 Mayfair Road
P.O. Box 3077
North Canton, Ohio 44720-8077

      Re: Diebold Nixdorf, Incorporated
          Form 10-K for the Fiscal Year Ended December 31, 2019
          Filed February 26, 2020
          Form 10-Q for the Quarterly Period Ended June 30, 2020
          Filed July 31, 2020
          File No. 001-04879

Dear Mr. Rutherford:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology